Via Facsimile and U.S. Mail
Mail Stop 6010

January 6, 2009

Mr. John A. Marhofer, Jr.
Chief Financial Officer
Cleveland Biolabs, Inc.
33 Hayden Avenue
Lexington, MA   02421

Re: Cleveland Biolabs, Inc.
       Form 10-K for the Year Ended December 31, 2007
       Form 10-Q for the Quarterly Period Ended March 31, 2008
       Form 10-Q for the Quarterly Period Ended June 30, 2008
       File No. 001-32954

Dear Mr. Marhofer::

       We have completed our review of your Form 10-K and of your Forms 10-Q and
have no further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief